EXHIBIT 21.1

SUBSIDIARIES OF MTC TECHNOLOGIES, INC.

Subsidiary	State of Incorporation
MTC Technologies, Inc.	Ohio
AMCOMP Corporation	California
International Consultants, Inc.	Ohio
Vitronics Inc.	New Jersey